DSM Press Release

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Heerlen, Zwolle (NL), 4 September 2006

DSM concentrates alkyd production in the Netherlands and Spain, terminating production in Landskrona, Sweden

DSM Coating Resins announced today that it intends to terminate its long alkyd production in Landskrona (Sweden) in the course of 2007. DSM will concentrate production of these compounds, which are used in coating systems for e.g. the architectural and industrial applications, at the sites in Hoek van Holland (NL) and Santa Margarida (Spain)

DSM Coating Resins' decision was prompted by developments in the competitive landscape in the alkyd industry and changing regulatory requirements. By concentrating production at the sites in the Netherlands and Spain and terminating production at the site in Sweden, DSM Coating Resins will sustain and enhance the cost competitiveness of this business. This decision is in line with DSM's *Vision 2010 – Building on Strengths* strategy, in which profitable innovative growth and value creation are key objectives.

The termination of alkyd production at the Landskrona site will involve the loss of some 50 jobs and will be realized during the course of 2007. Negotiations with labor unions are taking place to establish a social plan in order to find alternative jobs as well as providing financial support during the transition period. One-off costs related hereto will be relatively modest and will be incorporated in the results before exceptional items of Q3 2006.The Landskrona site offices and warehouse will remain open.

"*DSM is committed to remaining a leading supplier to the global coating industry. However, we are witnessing changes in the markets, in part induced by, for example, the new EU regulations regarding increasing restrictions on VOC emissions, which will come into force in the coming years and which are expected to structurally affect demand for alkyd solvent-borne coating systems (commodities). These developments compel us to adapt our production configuration,*" explains DSM Coating Resins Director Dimitri de Vreeze.
"DSM Coating Resins *will continue to invest in innovation and development of value added high quality solvent borne, waterborne and powder coating systems in order to service our customers with products that meet the highest standards of sustainability. At the same time we have to manage carefully our cost base in these highly competitive markets.* "

DSM Coating Resins
DSM Coating Resins belongs to the DSM Resins business group, which is part of the Performance Materials business cluster of DSM. With production sites in Asia, Europe and the USA, the company is a leading producer of resins for coating systems and supplies resins to the decorative, protective & maintenance, and industrial markets. DSM Coating Resins is a global market leader in polyester resins for powder coatings, can coatings and coil coatings. More information about DSM Coating Resins can be found at
http://www.dsm.com/en_US/html/dcr/home.htm

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DSM

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

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